Egan-Jones Ratings Company

("EJR")

Form NRSRO

Exhibit #7: Policies and Procedures to Address and Manage Conflicts of Interest

- ➢ Code of Conduct
- ➢ Conflicts and Compliance Manual (sections to address and manage conflicts of interest)
  - ➢ Management / Avoidance of Conflicts of Interest
  - ➢ Books and Records
  - ➢ Treatment of Complaints
  - ➢ Duty to Report Tips Alleging Material Violations of Law
  - ➢ Conflict-related Compliance Policy Oversight- Board of Directors
  - ➢ Standard for Shared E-mail Addresses

Code of Conduct

(Code of Conduct Effective 06/30/2023)

Dear Colleagues,

As global events such as the pandemic have changed the way people around the world work and interact with one-another, Egan-Jones remains committed to doing business and serving clients with integrity and in accordance with the highest ethical standards. Whether you work remotely, in an Egan-Jones office setting, or in a hybrid work environment, each of us is responsible for understanding and following the Code of Conduct and all other applicable policies and procedures. This updated Code of Conduct is a critical component of the Company's internal controls structure.

Please be sure to familiarize yourself with, and attest to, this Code of Conduct and other relevant policies and procedures contained on EJ System, and complete all required training sessions throughout the year.

If you have any questions regarding the Code of Conduct or related matters, please contact your manager or the Compliance Department. If you become aware of violations of this Code of Conduct, law, or regulation, you may report them to your manager and to the Compliance Department.

Thank you for your ongoing commitment to ethics and integrity.

Sincerely,

Don Howard

Independent Chairman of the Board

Sean Egan

CEO

Michael Brawer

Designated Compliance Officer

Table of Contents

PRINCIPLES OF THE CODE

Statement on Core values and Mission

The mission of Egan-Jones Ratings Company ("EJR" or the "Firm") is to provide market participants with timely and accurate credit ratings and other services. EJR serves clients in the private debt markets, as well as certain other markets, by providing analytical insights in a clear and concise format. As a market leader in the provision of private credit ratings, all ratings are based on sound analytical methodologies. The firm's other services are similarly provided in accordance with robust procedures and methodologies.

The firm's values are centered on analytical integrity and independence. Analytical methodologies are developed by industry experts with relevant skills and experience in an environment that is free from inappropriate commercial influence.

As a regulated credit rating agency, compliance is afforded the highest priority at Egan-Jones. The Firm has established a system of internal controls to ensure an exceptionally high level of compliance with applicable laws and regulations.

EJR is committed to fostering a work environment that allows the views of its Associated Persons to be expressed in a committee or other consensus-oriented setting. For example, committee voting will take place after voting members have each had an opportunity to express their views.

Fostering a Culture of Compliance

The Firm has a Code of Conduct (the "Code"), which serves as its code of ethics. The purpose of this Code is to set forth basic principles to guide you in your day-to-day activities as an Associated Person, and to outline the expectations the Firm has of all its Associated Persons. The Firm requires its Associated Persons to read and adopt the Code to enhance their understanding of the Firm's practices, including procedures regarding personal securities and money market instruments transactions, insider trading and personal email usage provisions. This Code is intended to provide basic principles and behavior guidelines and foster a "culture of compliance" at EJR.

The Code does not cover every regulatory, legal or ethical issue that you may confront at the Firm. Indeed, no code of conduct can attempt to anticipate the myriad of issues that arise in a fast-moving, financial-related enterprise like EJR. However, by following this Code and the Firm's policies and procedures, by adhering to the letter and the spirit of all applicable laws and regulations, and above all, by applying sound judgment to your activities, the Associated Persons will be able to adhere not only to the regulatory requirements applicable to EJR, but also to the Firm's commitment to compliance and ethical behavior in all of its activities.

In addition to this Code, you are required to read and acknowledge acceptance of, and compliance with, the EJR Conflicts and Compliance Manual (the "Manual"). The Manual contains additional information on the regulations governing NRSROs, issues that are presented in the operation of a credit ratings business— most notably, conflicts of interest, and other subjects that may or may not be addressed in this Code.

Know and Understand the Laws and Regulations

EJR is registered as a nationally recognized statistical rating organization ("NRSRO") with the U.S. Securities & Exchange Commission ("SEC" or the "Commission") in the following classes of credit ratings: (1) financial institutions, brokers or dealers; (2) insurance companies; and (3) corporate issuers, and is therefore subject to regulation and oversight in the United States by the Commission. EJR is also subject various laws of the Commonwealth of Pennsylvania where its main office is located as well as state and local laws of each of EJR's offices. It is your responsibility to know and understand the laws and regulations applicable to your job responsibilities, and to comply with both the letter and the spirit of these regulations, as well as the Firm's policies and procedures. EJR requires that you avoid not only any actual misconduct but also even the appearance of impropriety. We require Associated Persons to rely on common sense, good judgment, individual integrity and a discerning mind to guide you in your day-to-day activities. Assume that any action you take ultimately could be publicized; therefore, when taking an action consider how you and the Firm would be perceived. When in doubt, seek guidance from the Firm's knowledgeable regulatory and compliance personnel. Such personnel will assist you in obtaining any guidance you might need.

Professionals Serving Professionals

EJR provides credit rating products and services for institutional clients. The majority of its clients have long-term high-level experience within the securities business, and have internal capability for independent analysis and investment decision making. Our product is a tool for such professional institutional clients.

Trust, but Verify

Trust your instincts. If something does not appear to be lawful or ethical, or you have a question about it, ask the Firm's Designated Compliance Officer ("DCO"), raise a flag, and ask for help from the Firm's resources. Seek guidance rather than making assumptions that you are aware of regulatory nuances. The Firm strongly encourages you to discuss freely any concerns with knowledgeable persons, and requires you to report to the Compliance Department violations of law and regulation as well as internal policies and procedures. If you are unclear about the applicability of regulations to your job responsibilities, or if you are unsure about the propriety of a particular course of action, you should seek the advice of your supervisor and / or the Firm's DCO. You should never assume that an activity is compliant merely because others in the industry engage in it or you do not see any pitfalls in the course of action. EJR encourages you to reach out to any of the foregoing with your questions prior to pursuing a course of action if you are not 100% positive you know the regulatory ramifications of that action.

ACT IN THE BEST INTERESTS OF THE FIRM, CLIENTS & THE PUBLIC

Fair Dealing & Integrity

The Firm's basic core concept is that we provide a valuable service to our institutional clients. We rely on the trust of our clientele, for their belief and respect for our products and services, and the trust they invest in our abilities and integrity. The Firm seeks to outperform its competition fairly and honestly through timely superior analysis and experience. Every Associated Person must therefore always keep the best interests of the Firm's clients paramount and endeavor to fairly and properly deal with its clients, competitors, public, and vendors. No one should take unfair advantage of anyone through manipulation, abuse of privileged information, misrepresentation of facts, intimidation, or any other unfair practice. No Associated Persons should ever position themselves for, or take, personal gain through their association with the Firm.

Personal Email Usage Policy and Off-Channel Communications

As discussed more broadly in EJR's Conflicts and Compliance Manual and Information Security Policy, EJR maintains standards governing approved communications devices and channels, as well as unapproved communications devices and channels which include use of any personal or non EJR controlled communication device or channels ("Off-Channel Communications"). Associated persons are expected to read and be familiar with policies and procedures prohibiting the use of Off-Channel Communications, such as SMS/text messages, encrypted mobile phone messaging, and personal e-mail accounts for business purposes.

EJR's Associated Persons are strictly prohibited from using their personal email accounts to transmit and/or receive confidential information and/or confidential workplace documents or to conduct workplace business, provided certain limited exceptions may be granted by the Compliance Department for Associated Persons working from home. The Code of Conduct attestation includes a clause requiring all EJR Associated Persons to attest to use only their EJR email address to transmit and/or receive Confidential Information and/or confidential work papers or to conduct workplace business. Attestations are collected and reviewed by the Compliance Department. As part of the Firm's annual compliance training, all Associated Persons will be reminded of EJR's policies and procedures with regards to safeguarding confidential information and material nonpublic information.

On a periodic basis, the Compliance Department will conduct an email search on randomly-selected Associated Persons to ensure emails sent to or received from personal email accounts did not contain Confidential Information and/or confidential workplace documents (see "Email Review Policies and Procedures" in the Conflicts and Compliance Manual). Email search results will be retained within a compliance surveillance folder. Any Associated Persons who use a personal email account are required to attest to their awareness of this Personal Email Usage Policy. Associated Persons who commit an infraction of this Policy may be subject to disciplinary action, including termination at the recommendation of the DCO.

Associated Persons are also prohibited from using the Firm's email to transmit material that may be deemed to be offensive to a prudent person, or emails that reflect badly on the corporate culture of the Firm. Those include (but are limited to) any email that could be deemed pornographic, sexist, hateful, racist, discriminatory, terroristic, harassing, disparaging to the Firm or any of its Associated Persons, or any email that could be considered workplace brutality. Any emails with the aforementioned content will not be tolerated in the Firm's email environment, and may lead to immediate disciplinary action, including termination. Note that these email policies also apply to personal email accounts accessed via the Firm's systems.

Conflicts of Interest-- Background

Broadly speaking, there are two categories of conflicts of interest that associated persons need to be aware of:

1. Conflicts of interest that can be managed and disclosed; and
2. Prohibited conflicts of interest

Below is an overview of both types of conflicts. Associated Persons should read and be familiar with EJR's Conflicts and Compliance Manual, which provides significant additional information pertaining to conflicts of interest and how EJR manages and/or avoids conflicts through its system of internal controls.

In addition to being paid by issuers and subscribers, the NRSRO is also paid to determine ratings by investors and asset managers. Frequently these engagements contemplate the issuance of the credit rating on a private basis. In these cases, the NRSRO provides the credit rating directly to its client but does not publish (or make available to all its subscribers) the credit rating or a report detailing its credit analysis (although such a report may be provided to the client with the rating). This business model is subject to conflicts of interest, which are oftentimes related to the objectives of the client for obtaining the rating.

As discussed above, in addition to conflicts of interest that must be managed and disclosed, the Securities and Exchange Commission prohibits certain conflicts of interest relating to the issuance of credit ratings by an NRSRO. The Commission believes this regulation is necessary and appropriate in the public interest and for the protection of investors because it addresses a practice that could impair the objectivity, and, correspondingly, the quality, of a credit rating. Commission believes the prohibition creates a strong incentive for NRSROs to improve their disclosures, which, in turn, will benefit the users of credit ratings and, by extension, the credit markets.

Section 15E and the related Commission rules address conflicts of interest. For example,

Rule 17g-5 identifies certain conflicts of interest that are prohibited under all circumstances (Rule 17g-5(c)) and other conflicts of interest that are prohibited unless an NRSRO has publicly disclosed the existence of the conflict and has implemented policies and procedures reasonably designed to address and manage such conflict (Rule 17g-5(b)(1)-(10)).

Consistent with applicable regulatory requirements, EJR establishes and maintains a system of internal controls to ensure that applicable staff maintain EJR's analytical independence and avoid prohibited conflicts. EJR Associated Persons are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.

The primary responsibility of EJR Associated Persons is to perform their jobs in an efficient, compliant and productive manner. EJR Associated Person are expected to meet EJR's standards of work performance and personal conduct, including following company rules and adhering to established internal controls and working practices.

Conflict disclosure- When an Associated Person becomes aware of an actual or potential conflict of interest, they are responsible for taking appropriate action in accordance with legal and regulatory requirements and EJR's policies and procedures. For example, EJR Associated Persons are required to disclose to their supervisors and the EJR Compliance Department their involvement with any transaction or business relationship that might reasonably give rise to an actual conflict of interest or the appearance of a conflict of interest.

Examples of Conflicts of Interest that can be Managed and Disclosed

Many of EJR's clients have an economic interest in achieving a particular rating level. This creates a conflict of interest that needs to be managed and disclosed. Such conflicts are disclosed on Form NRSRO. Examples of EJR clients who may have an economic interest in achieving a particular rating level can include:

- Issuers
- Underwriters
- Obligors
- Entities that may own investments or have entered into transactions that could be impacted by a credit rating issued by EJR
- Clients who may use credit ratings to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."
- Subscription clients who may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

Many of the above conflicts fall, broadly speaking, under the "issuer-pays" business model. To help manage these sorts of conflicts and ensure the integrity and independence of EJR's credit ratings, EJR segregates various functions. The most fundamental aspect of this segregation entails the segregation of Analytical and Sales/Marketing roles. Analytical staff are not permitted to become involved in sales or marketing activities and Sales/Marketing staff are not permitted to influence Analytical staff. As an example, it is not appropriate for Sales/Marketing staff to share with Analytical staff any information pertaining to fees or contract terms or to indicate to Analytical staff that a particular client is important to the firm. Beyond role segregation, EJR also physically segregates Analytical and Sales/Marketing staff during times when both roles may be located in a physical office setting. Finally, data and information segregation is enforced so that each role views information pertinent to their legitimate business purposes.

Where clients purchase multiple products from a rating agency (for example, credit ratings and proxy services) this has the potential to give rise to conflicts of interest. This general type of conflict is disclosed on Form NRSRO and, as specific instances are identified in course of regular monitoring performed by Ratings Sales staff, those instances are disclosed on the 17g-7 Disclosure Form pertaining to the relevant rating action.

Associated persons are allowed to own securities of issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or influence such credit ratings. This is disclosed on Form NRSRO. EJR employs an array of controls, including systems-based controls that help prevent analysts from voting in a rating committee where their personal securities holdings may pose a conflict of interest. In addition, EJR's Compliance team collects and reviews brokerage statements to help enforce the more detailed guidance set out below.

EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors. This is disclosed on Form NRSRO. EJR's Compliance Department administers Outside Business Activity (OBA) disclosure forms and, where necessary, conducts follow up interviews with associated persons in order to manage any potential conflicts of interest that may arise in connection with outside business relationships.

Examples of Prohibited Conflicts of Interest

As an NRSRO, the Firm is prohibited under Rule 17g-5(c) of the Securities Exchange Act of 1934, as amended ("Exchange Act") from having the following conflicts of interest relating to the issuance or maintenance of a credit rating as a credit rating agency, and we therefore do not engage in the PROHIBITED CONFLICTS listed below:

(1) Issue or maintain a credit rating solicited by a person that, in the most recently ended fiscal year, provided the Firm with net revenue (as reported under §240.17g-3) equaling or exceeding 10% of the total net revenue of the Firm for the fiscal year;[1]

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[1] Unless the Firm receives an exemption from the Commission.

EJR's Accounting team performs monitoring and reporting of client net revenues. Compliance and other firm leadership, as well as EJR's Board of Directors, receive reports and conduct oversight to help ensure that this prohibited conflict is not violated.

(2) Issue or maintain a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the Firm, a credit analyst that participated in determining the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating.

Please refer to "Personal Securities Transactions and Holdings" herein for detailed information.

(3) Issue or maintain a credit rating with respect to a person associated with the Firm; or Issue or maintain a credit rating where a credit analyst who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

The Compliance Department administers and reviews outside business activity disclosure forms. Where potential risks are identified on outside business activity disclosure forms, Compliance will conduct additional inquiries/interviews with staff in order to effectively identify and restrict certain activities, as necessary and appropriate.

(4) Issue or maintain a credit rating with respect to an obligor or security where the Firm or a person associated with the Firm made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

The purpose of this rule is to address the potential lack of impartiality that could arise when an NRSRO determines a credit rating based on a corporate structure that was developed after consultations with the NRSRO or its affiliate on how to achieve a desired credit rating. In simple terms, the rule prohibits an NRSRO from rating its own work or the work of an affiliate.

The following specific example pertaining to structuring may surface when dealing with clients:

When a client requests an NRSRO rating that the Firm cannot rate due to the Firm's NRSRO registration status (e.g., a request for a rating on a municipal security, government security, foreign government security or ABS security), you must inform the client that the Firm is unable to provide an NRSRO rating for such security because the Firm is not registered as an NRSRO in respect of such class(es) of credit ratings. You may not make any suggestions or recommendations to the client about ways in which the security could provide an NRSRO rating.

(5) Issue or maintain a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the Firm who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models; or Issue or maintain a credit rating where a person within the Firm who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

    i.   Participate in sales or marketing of a product or service of the Firm or a product or service of an affiliate of the Firm; or

    ii.   Is influenced by sales or marketing considerations.

The purpose of this rule is to remove the persons directly involved in making the judgments that credit ratings are based on from fee negotiations and, thereby, insulate them from considerations that could make them more or less favorably disposed toward a client or class of clients. It is essential to insulate rating analysts from business pressures by separating rating agencies' business-development function from their analytical function.

In addition to controls pertaining to the segregation of roles and information (discussed above and in EJR's Conflicts and Compliance Manual), EJR maintains 'tainted procedures', effectively providing for a cooling-off period where Analytical staff inadvertently come into contact with commercial information (e.g., fee information, contract terms).

(6) Issue or maintain a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25 (See Section "Gifts & Entertainment" below).

The purpose of this rule is to eliminate the potential for undue influence that gifts and entertainment can have on those responsible for determining credit ratings.

Please see guidance pertaining to gifts and entertainment below and more detailed guidance in the Conflicts and Compliance Manual.

For the purposes of the above Prohibited Conflicts, the term person within an NRSRO means the Firm itself, its credit rating affiliates identified on Form NRSRO, and any partner, officer, director, branch manager, and employee (including all Associated

Persons) of the Firm or its credit rating affiliates (or any person occupying a similar status or performing similar functions). Any questions with respect to the meaning or scope of such conflicts should be referred to the Compliance Department.

As discussed above, EJR maintains a comprehensive system of internal controls. This system of internal controls is documented and maintained by the Compliance Department. Some examples of internal controls intended to help the organization avoid certain prohibited conflicts of interest include:

Prohibited conflict pertaining to clients who could provide the NRSRO with net revenue equaling or exceeding 10% to the total net revenue of the NRSRO for the fiscal year.

Internal control: Accounting periodically monitors and circulates a report showing year-to-date net revenue by client/revenue type. The 10% analysis report is used for the purpose of monitoring adherence to Rule 17g-5(c)(1). Compliance and senior management review the report and propose appropriate action, as necessary.

Example of prohibited conflict dealing with personal securities holdings: An analyst that participates in the rating process for XYZ Inc. may not hold securities of XYZ Inc.

Internal Control: New Associated Persons submit their securities holdings along with brokerage statements as part of EJR's onboarding procedures. Associated Persons submit applicable brokerage account statements to the Compliance Department on a quarterly basis. Analyst(s) are required to attest that they do not have any prohibited conflicts prior to determining credit ratings.

Prohibited conflict: Credit rating analysts are not permitted to negotiate ratings fees.

Internal control: EJR ratings analyst(s) are strictly prohibited from discussing fee information, types/structures of fees, or any other fee-related information, even if the specific amount is not discussed.

Public Disclosure of Identified Conflicts of Interest and Related Conflict Procedures

Under Rule 17g-5(b)(1)-(10) of the Securities Exchange Act of 1934, as amended ("Exchange Act") EJR has adopted internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses EJR makes or the judgment and analyses of EJR Associated Person involved in credit rating activities or who approve credit ratings and rating outlooks.

(1) EJR is paid by issuers or underwriters to determine credit ratings with respect to

securities or money market instruments they issue or underwrite.

(2) EJR is paid by obligors to determine credit ratings with respect to the obligors.

(3) EJR is paid by entities to determine credit ratings with respect to obligations of third parties where such entities may own investments or have entered into transactions that could be impacted by a credit rating issued by EJR.

(4) EJR is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid EJR to determine a credit rating.

(5) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons may use the credit ratings of EJR to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical rating organization."

(6) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

(7) EJR allows persons within EJR to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

(8) EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

Policies, procedures and internal controls associated with the above identified conflicts of interest are also discussed in EJR's Conflicts and Compliance Manual.

EJR has also disclosed certain of its conflict avoidance and management measures on its free public website at https://www.egan-jones.com. EJR's disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent. Please refer to Exhibit 6, "Identification of Conflicts of Interest Relating to the Issuance of Credit Ratings," and Exhibit 7, "Policies and Procedures to Address and Manage Conflicts of Interest," to Form NRSRO, which are available on the Firm's website, www.egan-jones.com/nrsro, for a description of policies and procedures which must be followed by Associated Persons in relation to conflicts of interest.

Gifts & Entertainment

Gifts and entertainment may create an inappropriate expectation or feeling of obligation. You are required to follow gifts standards detailed in the NRSRO rules and note that gifts that fall outside the standard are prohibited. You and members of your family may not accept gifts or gifts offered in the form of cash or cash equivalents, or special favors (other than an occasional non-cash gift of nominal value – i.e., coffee mugs with logos, etc.) from any person or organization with which the Firm has a current or potential business relationship or from any Company that the Firm does or may rate. Further, business gifts to, and entertainment of, non-government employees in connection with business discussions or the development of business relationships are only appropriate if they are in the ordinary course of business and their value is modest. If you have any questions about the appropriateness of a business gift or expense, you should contact your supervisor or the DCO. Associated Persons are required to receive preapproval from the Compliance Department before giving gifts and any gifts which are received need to be reported to the Compliance Department to ensure the gift is appropriate per NRSRO rules. Detailed guidance pertaining to gifts and entertainment is provided in EJR's Conflicts and Compliance Manual.

Giving gifts to, or entertaining, government employees (including employees of international organizations and or regulatory bodies) may be prohibited. The United States Foreign Corrupt Practices Act, for example, prohibits giving anything of value, directly or indirectly, to any "foreign official" for the purpose of obtaining or retaining business. Check with your supervisor or the DCO if you have any questions about the acceptability of conduct in any foreign country, including contacting foreign officials with respect to the Firm's sovereign ratings or the sales of Firm products to foreign governments or agencies.

Corporate Opportunities

As an Associated Person, you owe a duty to the Firm to advance its interests. No Associated Person may use their position or corporate property or information for personal gain. Additionally, no Associated Person may take for themselves the Firm's opportunities for sales or purchases of products, services or interests. Business opportunities that arise as a result of your position in the Firm or through the use of corporate property or information belong to the Firm.

Firm Systems and Assets

The Firm's policies regulate use of the Firm's systems, including telephones, computer networks, electronic mail, and remote access capabilities. Generally, you should use the Firm's systems and properties only for legitimate Firm business. Under no conditions may you use the Firm's systems to view, store, or send unlawful, offensive or other inappropriate materials. In addition, protecting the Firm's assets against loss, theft, waste, or other misuse is the responsibility of every Associated Person. Any suspected misuse should be reported to your supervisor or the DCO.

Personal Securities Transactions and Holdings

The Firm's personal securities policy is designed to address potential conflicts of interest in cases where Associated Persons have ownership positions in issuers or related entities the Firm does or may do business with. This policy applies to accounts of the Associated Person and the Associated Person's direct family members. As used herein, direct family members includes an Associated Person's spouse and minor and dependent children and references should be interpreted accordingly. If there are questions about whether someone constitutes a direct family member, the Associated Person should speak with the Compliance Department.

An Associated Person must disclose brokerage or other investment accounts, including private investments, trusts or investment clubs, in which the Associated Person has direct or indirect influence or control (such as joint ownership, trading authorization, or the authority to exercise investment discretion) or a direct or indirect beneficial ownership interest. Accounts related to money market instruments and commercial paper are also subject to this Personal Securities Transactions and Holdings policy. Notwithstanding the foregoing, an Associated Person is not required to disclose the following types of accounts or accounts that can only hold the following types of investments: open-end mutual funds; foreign exchange; cryptocurrency; pension or retirement accounts in which the Associated Person does not have investment discretion and where the Associated Person is not permitted to invest directly in securities; commodities; futures on commodities, currencies and indices; certificates of deposit; bank accounts; 529 accounts or plans; and 401K or similar retirement accounts that are not able to hold individual securities or closed-end funds. Trusts or similar investment vehicles managed by a third-party, including blind trusts, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts") are permitted provided Associated Persons and their immediately family members utilize such accounts to trade exclusively in open-ended funds and ETFs, and that such accounts may not and do not buy, hold, or sell individual securities or bonds. All Associated Persons are required to disclose all applicable personal securities accounts and holdings, including US and non-US (China, India etc.) accounts and holdings, and, if possible, ask their account custodian to send "duplicate" or "interested party" statements to the Firm's Compliance Department.

The purchase, sale and holding of individual equity and/or fixed income securities, including options on such securities and exercise of such options, and closed-end funds is prohibited. The purchase, sale and holding of ETF's is permissible without preclearance. As a best practice, new Associated Persons should liquidate pre-existing positions in non-Third-Party Accounts. The Firm recognizes that liquidations may incur transaction fees and have unwanted tax consequences in taxable accounts. Affected Associated Persons may request a limited waiver from this provision of the Code from the DCO. Waiver requests must be in writing. Should the Associated Person wish to liquidate a position in respect of which a waiver had previously been granted, he/she must request, and receive, pre-clearance approval from the DCO, noting the name of the security, ticker symbol or CUSIP, and size of the position to be liquidated. The DCO will check with the Firm's Ratings Group to make sure the Firm has no active engagements or outstanding work with the issuer or the security involved, and, if there are no other potential conflicts identified, open up a trading window during which the Associated Person can make the trade. DCO trading approvals generally are valid for five business days unless specified.

Compliance Guidance: Accounts with discretionary authority should not have the ability to trade or hold individual securities.

Insider Trading Policies and Procedures

NRSRO firms are required to establish, maintain, enforce, and document policies and procedures to prevent the misuse of material non-public information ("MNPI"). MNPI generally includes (a) information that is not generally known to the public about the Firm, its clients, or other parties with whom the Firm has a relationship and that have an expectation of confidentiality ("Confidential Information"); and (b) non-public information that might be useful to competitors or that could be harmful to the Firm or its customers if disclosed, such as, the names of clients, intellectual property, IT security systems, business plans, personal employee information and unpublished financial information ("Proprietary information" or, collectively, "Inside Information").

Inside Information generated and gathered in our business is a valuable asset of the Firm. Protecting Inside Information is critical to the Firm's reputation for integrity and its relationship with its clients, and ensures the Firm's compliance with the complex regulations governing the financial services industry. Accordingly, you should maintain all such information in strict confidence. You should also respect the property rights, including Inside Information, of other companies.

Unauthorized use or distribution of Inside Information violates the Firm's internal policy and could be illegal. Such use or distribution could result in negative consequences for both the Firm and the individuals involved, including potential legal and disciplinary actions. Your obligation to protect the Inside Information you come into contact with continues even after you leave the Firm, and you must return all documents containing such information in your possession to the Firm upon your departure.

If Associated Persons receive Inside Information, they are prohibited from securities trading ("Insider Trading"), whether for the account of themselves, their family, friends, or any customer, any accounts in which they have a direct or indirect beneficial interest (including accounts for family members) and any other account over which they have control, discretionary authority or power of attorney and any account on their behalf. This absolute trading prohibition is in effect should the Firm cover that issuer or not. Additionally, Associated Persons are prohibited from sending or sharing Inside Information to others. Insider Trading for these purposes is any trading activity where persons trade while in possession of material information that is not known to the investing public and which provides the holder or recipient of the information with a potentially unfair advantage in the marketplace.

The penalties for Insider Trading can be considerable, including loss of profits plus damages, criminal sanctions including incarceration, loss of employment and permanent bar from the securities industry. If you are in possession of Inside Information about a company or the market for a company's securities, you must refrain from acting upon it. You also may not communicate Inside Information to another person who has no official need to know it.

If you are in possession of Inside Information, you are required to safeguard it based on a "legitimate business need to know" standard, and to promptly notify the DCO of any inappropriate internal or external dissemination Please see NRSRO Exhibit 3: Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information., which is reasonably designed to prevent the misuse of Inside Information considering the Firm's business, structure, size and other relevant factors. The Firm recognizes that in the course of its work it may be exposed to Inside Information so all Associated Persons must be able to identify material non-public information and handle such information properly.

The Firm anticipates that instances of exposure to Insider Information may occur, including inadvertently, in the course of research activities. For instance, company projections often constitute material non-public information. Any kind of trading while in possession of Inside Information may constitute Insider Trading and, at a minimum, may be improper, if not illegal. In addition, trading while in possession of information concerning the pending issuance of a rating by the Firm (front-running) is also prohibited. These activities are STRICTLY PROHIBITED. In addition, all of the Firm's credit analysis work is highly confidential and proprietary information and shall not be disclosed. The Firm's decision to upgrade, downgrade or, in some cases, review or update a rating on a security or an instrument, may be material non- public information and thus is to be very closely guarded prior to the rating publication. No ratings action decision should ever be disclosed, prior to dissemination, to anyone outside of the Credit Analysts at the Firm.

Compliance Guidance: Double-check the accuracy of auto-filled e-mail addresses prior to clicking Send.

ENFORCEMENT AND ADMINISTRATION OF THE CODE

What to Do if You Learn Inside Information

It is not illegal to learn Inside Information. The Firm or its Associated Persons may learn material non-public information from its clientele or in the course of its ratings work. It is, however, illegal for you to act or trade while in the possession of such information, or to pass it on to others other than the DCO of the Firm. You should tell the DCO that you are in receipt of such information for the purpose of sequestering the information and making sure it does not affect any ratings decision.

If you believe you have learned Inside Information, contact the Firm's DCO immediately so that they may address all potential issues and preserve the integrity of the Firm's commitment to information handling. If you become aware of a breach of these policies or of a leak of Inside Information, advise the Firm's DCO immediately. You must refrain from distributing that information to others, make sure it is not openly available on your computer and sequester it within your email to prevent easy accessibility by others.

How to Preserve the Confidentiality of Material Non-Public Information

The following are non-exclusive steps you must take to preserve the confidentiality of non-public information:

- Do not discuss confidential matters (in person or via phone) in elevators, hallways, restaurants, airplanes, taxicabs or any place where you can be overheard.
- Do not leave sensitive memoranda on your desk or in other places where they can be read by others. Do not leave a computer terminal without exiting the file in which you are working.
- Do not read confidential documents in public places or discard them where they can be retrieved by others. Do not carry confidential documents in an exposed manner.
- On drafts of sensitive documents use redacted names if necessary.
- Do not discuss confidential business information with spouses, other relatives or friends.
- Avoid even the appearance of impropriety. Serious repercussions may follow from insider trading or using non-public information to benefit yourself or another. You should consult with Compliance whenever you have questions about this subject.
- Shred confidential documents that are no longer needed per the Firm's document and record retention policies

At no time may the Firm or any member of the Firm discuss or disclose such information or perform any personal securities and money market instruments transactions related to MNPI until the MNPI is in the public domain or otherwise is no longer material.

The Firm has a vital interest in its reputation, the reputation of its Associated Persons, and in the integrity of the securities markets. Trading while in possession of inside or confidential Firm information would destroy that reputation and integrity. The Firm is committed to preventing this conduct and to punishing any Associated Person who engages in this practice or fails to comply with the above steps designed to preserve confidentiality of Inside Information. These procedures are a vital part of the Firm's compliance efforts and must be adhered to.

Provide Fair and Truthful Disclosures to Our Clients & the Public

The Firm has a responsibility under the law to communicate effectively so that its clients are provided with full and accurate information in all material respects. To the extent that you are involved in the preparation of materials for dissemination to clients, you should be careful to ensure that the information in these materials is truthful, accurate and complete. In particular, the Firm's officers and directors shall endeavor to promote full, fair, accurate, timely and understandable disclosure in the Firm's communications, including documents that the Firm files with or submits to the SEC Staff and other regulatory bodies. If you become aware of a materially inaccurate or misleading statement in any communication to the Firm's clients, the SEC Staff, other regulatory bodies, or the public, you should report it immediately to your supervisor and the Compliance Department.

Reporting Violations

You are the Firm's first line of defense against unethical or improper business practices. If you observe or become aware of any conduct that you believe is unethical or improper - whether by another employee, a consultant, a supplier, a client, or other third party - you must communicate that information to the Firm's ownership, compliance officer (DCO), counsel, or to the 24-hour independently operated helpline. They will take appropriate action. If you are a supervisor, you have an additional responsibility to take appropriate steps to stop any misconduct that you are aware of, and to prevent its occurrence and/or recurrence. Supervisors that do not take appropriate action may be held responsible for failure to supervise properly. If you prefer to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Firm to investigate properly.

Individuals – whether they are located in the U.S. or in other jurisdictions – have the option to report concerns or possible violations through an independent third-party that specializes in the discrete reporting of integrity concerns, and are available 24 hours a day, seven days a week. The telephone number to the independent helpline is 1-484-789-6596. Calls to the helpline may be made anonymously or on a disclosed basis.

Credit rating agencies must disclose and manage certain types of conflicts of interest ("Manageable Conflicts") and prevent certain other types of conflicts of interest ("Prohibited Conflicts"). Additional detail pertaining to conflicts of interest and EJR's approach to managing/avoiding them is found in the Conflicts and Compliance Manual. Manageable Conflicts that are not in practice being properly managed and Prohibited Conflicts that are not being prevented are reportable events.

Policy Against Retaliation

EJR is committed to ensuring that all of our people feel safe and protected when reporting issues. The firm prohibits and will not tolerate any kind of retaliation or retribution for reports or complaints (internally or via the independent helpline) regarding firm misconduct or the misconduct of others that were made in good faith.

Open communication of issues and concerns by all Associated Persons without fear of retribution or retaliation is vital to the continued success of the Firm. Unless the Firm's management learns of a problem, the Firm cannot deal with it. Concealing improper conduct often compounds the problem and may delay or hamper responses that could prevent or mitigate actual damage.

Measures to be Undertaken in the Event of a Material Breach

The DCO is primarily responsibility for monitoring the Firm's compliance with its policies and procedures. This Code of Conduct details prohibited conflicts of interest, identified conflicts and many other areas of compliance concern. All Associated Persons are required to notify the DCO whenever they become aware of a possible violation of a policy or procedure. The DCO will, upon discovering a possible violation or having been provided with evidence that indicates a possible violation, immediately assess the available evidence and document the results of the investigation. In the case of serious violations, the CEO, Independent Board members and, if appropriate, counsel, maybe contacted by the DCO and provided with the details of the violation. If the violation is indeed a material violation, the DCO will consider whether the appropriate regulatory bodies must be notified.

Consequences of Violating the Code

If you are an Associated Person (other than an independent contractor), this Code forms part of the terms and conditions of your employment at the Firm; if you are an independent contractor this Code forms part of your agreement to provide services to the Firm. All Associated Persons are expected to cooperate in internal investigations of allegations of violations of the Code, and actual violations may subject you to the full range of disciplinary action by the Firm, including termination. The Firm may also report certain activities to its regulators, which could give rise to regulatory or criminal investigations. The penalties for regulatory and criminal violations may include significant fines, permanent bar from employment in the securities industry and, for criminal violations, imprisonment.

Attestation, Waivers, Amendments and Contact Information

Associated Persons are required to attest their knowledge of, and compliance with, the above-mentioned policies and procedures. Waivers and amendments to this Code, and any specific policy exemptions, must be approved and documented by the DCO. It is your responsibility to be familiar with the Code. If you have any questions regarding the Firm's Code of Conduct, the contact information is:

By mail to: Egan-Jones Ratings Company
Attn: Compliance Department
61 Haverford Station
Rd Haverford, PA
19041
Compliance@egan-

jones.com

EGAN-JONES RATINGS COMPANY
CONFLICTS AND
COMPLIANCE MANUAL

Conflicts of Interest (17g-5)

> The Firm is required to analyze its operations to identify potential conflicts of interest with respect to its ratings business. On an at least annual basis, the Compliance Department shall consider revisions pertaining to conflicts of interest controls. Such revisions may also materially contribute to the NRSRO filings, if applicable.

EJR Identified Conflicts

At this time the Firm identifies the following potential or actual conflicts of interest:

(1) EJR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

(2) EJR is paid by obligors to determine credit ratings with respect to the obligors.

(3) EJR is paid by entities to determine credit ratings with respect to obligations of third parties where such entities may own investments or have entered into transactions that could be impacted by a credit rating issued by EJR.

(4) EJR is paid for services in addition to determining credit ratings by issuers, underwriters, or obligors that have paid EJR to determine a credit rating.

(5) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons may use the credit ratings of EJR to comply with, and obtain benefits or relief under, statutes and regulations using the term *"nationally recognized statistical rating organization"*.

(6) EJR is paid by persons for subscriptions to receive or access the credit ratings of EJR and/or for other services offered by EJR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by EJR.

(7) EJR allows persons within EJR to directly own securities or money market instruments of, or having other direct ownership interests in, issuers or obligors subject to a credit rating determined

by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

(8) EJR allows persons within EJR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by EJR as long as they do not participate in or otherwise influence the credit rating for such issuers or obligors.

Below are suggestions to help Associated Persons avoid pitfalls going forward:

Suggestion: When communicating with analytical staff, Sales and Operations staff should avoid forwarding e-mail chains. Instead, start a fresh e-mail.

Suggestion: Analytical staff should have a standard answer when clients inquire about fees or commercial terms. For example, they might say, "Due to SEC regulations, Analysts are not permitted to discuss fees or commercial terms. I can, however, provide the contact information for someone on the Sales team."

Suggestion: Consider simplifying your securities holdings by obtaining Compliance Department pre-approval to liquidate all individual securities for which you previously received a waiver allowing you to continue holding them. Invest in mutual funds, which do not require approval for either purchases or sales.

Management / Avoidance of Conflicts of Interest

The company's internal control structure in place to help ensure the effective avoidance or management of conflicts of interest includes, but is not limited to, the controls, policies and procedures discussed in this section immediately below.

Certain other controls, policies and procedures which are mentioned elsewhere in this Conflicts and Compliance Manual also include internal controls relating (sometimes indirectly) to conflicts of interest, as well as other aspects of regulatory expectations. This includes, for example, internal controls around prohibited acts and practices (Rule 17g-6), Proxy business unit procedures, and certain Ratings group functional procedures which are discussed in various places within this Conflicts and Compliance.

Solicited Ratings

Private ratings are not published to the website unless requested by the client. Analysts may provide the requestor of a solicited credit rating advance notification of a credit rating prior to its formal dissemination. Analysts may take into account feedback pertaining to factual inaccuracies and errors. If a material inaccuracy or error is identified, EJR may re-convene a RRC to re-evaluate any new material information. EJR nevertheless maintains ultimate control and independence over its ratings opinions, as well as editorial control over its publications. Analysts shall adhere to more detailed guidance within the ROG pertaining to feedback and appeals.

The Firm has established policies and procedures to protect the integrity of the ratings process and to reasonably prevent undue influence by non-Analytical employees or unaffiliated parties with the ratings process.

Policies and controls associated with the above identified Conflicts of Interest include:

Separation of Roles

The effective separation of roles (discussed in more detail immediately below) is key to managing conflicts that could arise from solicited credit ratings (such as the "Issuer Pays" conflict). The Index to the Conflicts and Compliance Manual provides additional detail pertaining to controls governing the effective separation of roles and how the Compliance Department monitors and enforces these controls.

Separation between Ratings and Marketing[2]

The Firm's Ratings Group is separated from the Sales and Marketing areas and isolated from information regarding fees. Analysts are prohibited from inquiring about fees pertaining to EJR's credit ratings. Analysts are prohibited from determining a credit rating in a manner inconsistent with EJR's policies, procedures, methodologies and models for determining credit ratings

Electronic segregation- EJR's analytical staff members ("Rating" staff) are required to store the following written and electronic records and communications ("Documents") in a manner that is not accessible to EJR's sales and marketing staff members ("Marketing" staff):

- Documents containing EJR's proprietary credit rating analysis
- Documents containing EJR's proprietary model inputs and/or outputs
- Documents containing RRC recommendations
- Documents containing RRC decisions

Marketing staff are required to store the following written and electronic communications in a manner that is not accessible to Ratings staff:

- Contracts and statements of work (SOW) with credit ratings clients
- Documents containing sales/marketing strategy
- Documents containing fees and/or contract terms

Physical segregation in EJR office locations- EJR maintains separate workspaces in its Haverford and New York offices which are dedicated Ratings and non-Ratings staff. While communication between Ratings and Marketing roles is often necessary, Ratings

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[2] For purposes of this Manual, "Marketing" staff also includes individuals who perform Sales activities

staff are not permitted to become involved in any sales or marketing activities. Likewise, Marketing staff are not permitted to become involved in or attempt to influence any analytical activities. As a general rule, communications between Ratings and Marketing staff should take place by phone, e-mail, or in a conference room outside of workspaces that are exclusively dedicated to one role. Limited exceptions to the above may be permitted subject to written pre-approval from the DCO. The DCO will centrally retain records of any limited exceptions, along with the rationale for such exceptions.

Remote work considerations- Staff working remotely must maintain at all times a clean desk policy in their home office workspace. This helps EJR to safeguard client confidential information and material nonpublic information.

Escalation to Compliance- In the event that Ratings or Marketing staff identify any concerns regarding the effectiveness of EJR's physical or electronic segregation protocols, they should immediately contact the Compliance Department.

Legitimate Business Need to Know- EJR is obligated to safeguard client confidential information and material nonpublic information (MNPI) in accordance with legitimate business purpose. Individuals who do not have a legitimate business need to know client confidential information and/or MNPI should not receive such information via e-mail or other means of written, electronic, or oral communication.

Members of the Ratings Group are prohibited from emailing or otherwise sharing information regarding unissued and final credit ratings reviews and non-public credit ratings reports or company-related MNPI with anyone not directly involved in reviewing the credit rating itself. Individuals directly involved in reviewing the credit rating typically include—with respect to the specific credit rating – the primary analyst, the reviewing analyst, personnel responsible for collecting/inputting ratings-related data and information into EJRs analytical models and related formats, personnel responsible for performing analytical file or ratings quality reviews, and rating committee members (i.e., those who are attending the relevant rating committee for voting or training purposes).

Pursuant to Rule 17g-5(c)(6), a person who participates in negotiating, discussing, or arranging rating fees shall not participate in determining credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models.

Importantly, pursuant to Rule 17g-5(c)(8), no Firm Employees who participate in determining or monitoring credit ratings, or developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models, may also: (i) Participate in sales or marketing of an EJR, EJP, or other ancillary product or services (including the determination and negotiation of fees for ratings, proxy, and other ancillary services); or (ii) be influenced by sales or marketing considerations. The sales staff is responsible for negotiating, discussing, and arranging fees. The responsibility of fee determination and negotiation is specifically segregated away from the Ratings so that the ratings analysts are not exposed and possibly influenced by the sales and marketing considerations.

Employees must also ensure to abide the above rules while they attend conferences, professional events, and other similar settings.

The sales and marketing department should not include commercial terms in any e-mail correspondence with ratings staff and should instruct clients of such limitation.

In the event that analysts become aware of any fees, they shall report to their supervisor (without forwarding the fee information to other analyst) and Compliance Department immediately. Unless the Compliance Department determines that Analytical staff who have come into contact with fee information have not: (a) participated in and (b) been influenced by sales or marketing considerations, they shall be removed from the process of rating that issuer or follow the direction given by the Compliance Department.

In the event that a sales/marketing employee is exposed to rating information before the rating is finalized, the employee shall promptly report such fact to the Compliance Department and follow their guidance. The Compliance Department shall review the cause of the event and provide prevention if possible.

Separation between Compliance and Marketing

Compliance personnel are prohibited from acting in any marketing capacity.

Procedure for Internal Role Changes

Scope of this Procedure- This procedure provides guidance to staff members when changing roles internally.

Definitions

Analytical Role- The staff member participates in performing credit rating analysis, voting in a rating committee, or developing or approving models, procedures or methodologies used to determine credit ratings. An Analytical staff member may never participate in sales or marketing activities.

Analytical Activities- Analytical Activities means: (i) participation in determining or approving credit ratings, as well as (ii) participation in developing or approving models, methodologies or procedures that are used to determine credit ratings.

Commercial Role- The staff member's primary responsibilities entail the day-to-day performance (either as an individual contributor or as a department manager) of sales and / or marketing activities. A Commercial staff member may never participate in Analytical Activities.

General Management Role- The staff member's primary responsibilities entail the day-to-day performance (either as an individual contributor or as a department manager) of functions such as operations, business strategy, IT, HR, compliance, legal, risk management or similar roles. A General Management staff member may directly or indirectly supervise staff members in a Commercial Role or Analytical Role, though not in the capacity of a department head. A General Management staff member may participate from time to time in sales and marketing activities. A General Management staff member may never participate in Analytical Activities.

Cooling Off Period- A period of time during which a staff member may not perform some or all of the responsibilities associated with their new role. A Cooling Off Period lasts for two months from the date the staff member begins their new role. A Cooling Off Period is not required in all instances. In addition, the DCO is empowered to make certain exceptions to a Cooling Off Period, provided that enhanced compliance monitoring is performed and documented in all cases where exceptions are made. See below for further detail.

Changing Roles

Transitioning from a Commercial Role or a General Management Role to an Analytical Role- Staff members shall observe a Cooling Off Period pertaining to the following activities: voting in a rating committee; developing models, procedures and methodologies used to determine credit ratings; and approving models, procedures and methodologies used to determine credit ratings. Staff members may perform credit rating analysis provided they do not act as a Primary Analyst during the Cooling Off Period. During a Cooling Off Period, staff members may attend internal meetings pertaining to models, procedures and methodologies used to determine credit ratings in order to facilitate learning / getting up to speed on analytical matters. Effective Date: February 23, 2021

Transitioning from an Analytical Role to either a Commercial Role or a General Management Role- Staff members shall observe a Cooling Off Period pertaining to the marketing or selling of credit ratings to any Person (as defined in the federal securities laws) for whom the staff member either voted in a rating committee or acted as a Primary Analyst during the preceding six months.

Transitioning within or between General Management Roles and Commercial Roles- No Cooling Off Period is required.

Other Matters to Consider

Network Access- Staff members are accountable for ensuring that their network appropriately reflects their role on the day they begin their new role. Consultations with Compliance should take place prior to effective date of any new role, as necessary.

Training- Staff members are accountable for ensuring they complete any required training (as determined by their manager) within one month of beginning a new role.

Separation between Ratings and Proxy

Egan-Jones Proxy Services ("EJP") provides research, recommendations, voting, and voting record keeping services on various shareholder proxy voting matters. The service includes an evaluation of the various agenda items in the proxy statements, recommended voting action, and an overall rating of the firms' corporate governance. In addition, EJP provides a web-based interface to enable clients to access reports prior to the voting date which are archived thereafter for up to five years. EJP and EJR personnel do not have access to each other's client websites, client holdings, draft reports, and other aspects related to the issuance of reports for each business. EJP personnel may not be involved in the generation of EJR ratings reports and EJR personnel may not be involved in the generation of EJP reports. The Firm restricts rating analysts from initiating meetings with current and prospective proxy clients, and they are also restricted from exposure to sales and marketing efforts. The Firm's executives who might be involved in the rating review process must also comply with such rules even though they are allowed to communicate general Firm support to current and prospective clients.

EJP and EJR personnel must remain separate from each other's social media websites. For example, no tweets or re-tweets are permitted from EJP to EJR, or vice-versa involving proxy positions, voting, client information, and any other information that may influence the independence of ratings. Access to any social media websites shall be approved by the Compliance Department. The Compliance Department monitors social media activities in accordance with procedures set out in the Compliance Operating Guide section 40.

Prohibited Acts and Practices (Implications for Conflicts)

While separate from Rule 17g-5 dealing with conflicts, controls relating to the prohibited acts and practices specified in Rule 17g-6 nevertheless assist EJR in avoiding and/or managing certain conflicts of interest. For instance, EJR's separation of its credit rating and proxy businesses helps to ensure that other (non-credit ratings) products and services do not pose conflicts of interest with respect to the provision of credit ratings.

Personal Securities Transactions and Holdings

Detailed guidance pertaining to personal securities transactions and holdings is provided in EJR's Code Conduct on page 15. These standards and controls help the firm comply with regulatory expectations pertaining to prohibited conflicts of interest that might arise in connection with analysts' (or their direct family members') personal securities holdings, as well as preventing the misuse of material nonpublic information. EJR's personal securities policy is designed to address potential conflicts of interest in cases where its Associated Persons have ownership positions in issuers the Firm does business with. The policy generally only allows for the ownership or trading of mutual funds, ETFs and the existence of blind trusts and similar investment vehicles managed by a third-party, where the Associated Person has no direct or indirect influence or control over the trust or account ("Third-Party Accounts"). Any waivers and exemptions shall be granted by the Compliance Department. Monitoring of personal securities transactions and holdings is performed by EJR's Compliance Department. Compliance Department standards for monitoring compliance with EJR's Personal Securities Transactions and Holdings Policy are contained in the Compliance Operating Guide section 33.

Outside Business Activity Reviews

The Compliance Department performs reviews of Associated Persons' outside business activities in order to identify and address any potential conflicts with respect to EJR business activities. The Outside Business Activities Disclosure Form is located in the Conflicts and Compliance Manual Appendix on page 7. Associated Persons provide certifications with respect to their outside business activities when completing the annual Compliance Response Sheet questionnaire. Board members provide certifications with respect to their outside business activities when annually attesting to the Board Code of Conduct.

Outside business activities are defined as any activity undertaken by an Associated Persons or Board member involving a business enterprise unrelated to the Firm or involving an entity which might be rated by the Firm, including any employment, paid consulting activities or serving on a company board. Excluded from this definition are activities with civic, religious, academic, non-profit, and other similar enterprises. The firm requires Associated Persons and Board members to disclose their outside business activities during the on-boarding process. Any new outside business activities must be pre-approved by the Compliance Department. Ratings analysts specifically are not permitted to have outside business activities which conflict with the issuance of ratings.

Accounting Manual

EJR's Accounting Manual includes standards pertaining to the monitoring of 10% net revenue. EJR has adopted policies, procedures and internal controls to monitor the risk of exceeding the 10% threshold of total net revenue in accordance with Rule17g-5(c)(1) (the "10% Rule").

Accounting personnel will recognize net revenue periodically and calculate the percentage per client against the total net revenue by using appropriate methods. Accounting will report the calculated results to the Marketing and Compliance Departments periodically, the latter of which will analyze the reports and follow up with the appropriate actions permitted by the law. Sales and Marketing personnel must monitor client sales and alert the Accounting Department if at any time a client is expected to exceed the 10% threshold. The Board of Directors receives periodic reports pertaining to the 10% Rule and oversee the firm's procedures to monitor compliance.

EJR's Compliance Department performs 10% revenue monitoring in accordance with procedures set out in the Compliance Operating Guide section 20.

Post-Employment Conflict Determination

The Firm is required to perform "look-back" reviews related to former personnel who had been directly involved in the rating process.

1. Look-back reviews must be conducted in those cases where EJR knows or reasonably can be expected to know that: (1) a former EJR Associated Person has taken a position as an employee of an obligor, issuer, underwriter or sponsor of a security or money market instrument for which EJR issued a credit rating, and (2) such former EJR Associated Person participated in any capacity in determining such credit rating during the 12 month period preceding the date an action was taken with respect to the credit rating (24 months if the former EJR Associated Person worked in a European Union (EU) office) prior to departing EJR's employ;

2. For a five year period after such former EJR Associated Person departs EJR's employ, EJR must undertake reasonable efforts to track that person's employment and report such information to the SEC under certain circumstances, as described in EJR's Post-Employment Procedures; and

3. Former EJR Associated Persons in the EU and other related persons, and persons closely associated with any of them, are prohibited from taking key management positions at a rated entity for which the former EJR Associated Person participated in the credit rating process for at least six months after the last credit rating in which the former EJR Associated Person participated.

The Firm conducts a best-efforts review of 5-year subsequent employment after leaving the Firm to reasonably detect if such former Associated Person gains employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument the Firm rates. The Firm will also perform such review to meet the other regulatory bodies' requirements (such as ESMA). Please see the Look-Back Review Procedures and Transition Reports Procedures located on page 2 of the Appendix to the Conflicts and Compliance Manual.

Policy Governing Consulting Services For Credit Rating Clients

EJR does not provide consultancy or advisory services to Rated Entities or their related third parties (whether in the role of obligor, issuer, underwriter, arranger, sponsor or otherwise) regarding the corporate or legal structure, assets, liabilities or activities of that Rated Entity or related third party. EJR does not make proposals or recommendations on the design of debt instruments.

Other Services Guidelines

Sections:
       1. Background

2. Documentation Requirements

3. Prohibited Acts and Practices

4. 17g-7 disclosures

5. Accounting procedures

6. Initial (pre-launch) risk assessment

7. Periodic risk assessments

8. Ratings Analytical staff participation

9. Disclaimers

10. Listing of all products and services offered by NRSRO

Section 1: Background- These guidelines have been put in place to assist staff in understanding and meeting industry best practices pertaining to the provision of non-credit ratings products and services ("Other Services"). All products or services shall be designated as a credit rating product or as an Other Service.

Section 2: Documentation Requirements- Before offering Other Services to clients, EJR should have in place the following final (i.e., non-draft) versions of documents: (a) An internal procedure and/or methodology governing the manner in which the Other Service is to be produced; and (b) A public-facing document (e.g., methodology, brochure or marketing document describing the Other Service). All such procedures and documents shall be reviewed and approved by Compliance and Legal prior to use.

Section 3: Prohibited Acts and Practices- The purchase of Other Services is always optional and the issuance of a credit rating is never contingent on the purchase of any Other Service. The decision to purchase Other Services shall have no impact on any credit rating level. Credit ratings are determined by the RRC in accordance with established policies, procedures, methodologies and models. The following constitute prohibited acts and practices and no staff may engage in any such conduct: (a) Conditioning or threatening to condition the issuance of a credit rating on the purchase of any Other Services, including pre-credit rating assessment products; (b) Offering to issue a credit rating that is not determined in accordance with established procedures and methodologies based on whether the person purchases the credit rating or any Other Service; (c) Offering to modify a credit rating in a manner that is contrary to established procedures and methodologies based on whether the person purchases the credit rating or any Other Service; and (d) Threatening to issue a lower ABS credit rating, refusing to issue an ABS credit rating, or withdrawing or threatening to withdraw an ABS credit rating unless all or a portion of the assets within the pool are also rated, where such practice is engaged in for an anticompetitive purpose. Compensation for sales & marketing staff shall not be structured to incentivize any such prohibited acts and practices.

Section 4: 17g-7 Disclosures- The Sales and Marketing team shall maintain a procedure for identifying and notifying the Analytical team about all clients which account for revenue in respect of Other Services (but not the amount of any such revenue). Such list of clients shall be provided following the end of each calendar year. The Analytical team is accountable for making the required disclosure as part of any applicable ratings report.

Section 5: Accounting procedures- Prior to offering any Other Services, the Accounting group shall be consulted so that appropriate ledgers may be created and billing practices established for such Other Services. Section 6: Initial (pre-launch) risk assessment- Prior to providing a new Other Service, the Sales and Marketing team shall schedule a meeting with the Compliance Department to evaluate potential conflicts of interest. The Accounting team will also be consulted to ensure proper accounting principles are applied. The DCO is accountable for documenting the results of the meeting. All identified potential conflicts of interest must be appropriately addressed prior to offering any such Other Service to third parties. Section 6: Periodic risk assessments- The Compliance Department is accountable for performing and documenting Other Services risk assessments at least once each calendar year. Such risk assessment shall take into account, among other factors, the level of revenue derived from such Other Service relative to other activities, the number and nature of clients purchasing such Other Service, the number of staff involved with such Other Service and potential conflicts of interest with such Other Service.

Section 6: Ratings Analytical staff participation- Ratings Analytical staff are permitted to produce Other Services, but are not permitted to participate in selling or marketing Other Services.

Section 7: Periodic Risk Assessments- The Compliance Department includes in its periodic risk assessments an evaluation of the risks that Other Services may present in connection with the firm's credit rating activities.

Section 8: Ratings Analytical Staff Participation- Ratings Analytical staff may perform analytical work in connection with the provision of Other Services. They may not, however, participate in any sales and marketing activities in connection with the provision of Other Services.

Section 9: Disclaimers- Prior to providing a new Other Service, the Sales and Marketing team shall inquire with the General Counsel about appropriate disclaimers and shall ensure that any such disclaimers are included with any materials.

Section 10: Listing of all products and services offered by the NRSRO- EJR's CEO or his designee is accountable for maintaining the comprehensive list of all products and services offered by the NRSRO.

Roles and Responsibilities Limitations: Supplemental Policies and Procedures

Background- The firm is required to comply with Securities Exchange Act of 1934 Release No. 95127 dated June 21, 2022 (the "Order") which requires the establishment of policies and procedures designed to implement and maintain a prohibition on the "Subject Person"[3] from (a) determining or monitoring any credit rating issued or maintained by the firm or (b) developing or approving procedures or

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[3] Sean J. Egan and family members employed at EJR

methodologies used for determining credit ratings issued or maintained by the firm, including qualitative and quantitative models.

This policy is in addition to and is meant to supplement the firm's existing policies and procedures designed to address the restrictions set forth in Rule 17g-5 under the Securities Exchange Act of 1934, as amended, and should be read in conjunction with the general restrictions and prohibitions set forth in such other policies and procedures.

Roles and Responsibilities Pertaining to the Subject Person- The Subject Person shall be prohibited from participating directly or indirectly, regardless of capacity, in (a) determining or monitoring any credit rating issued or maintained by the firm or (b) developing or approving procedures or methodologies used for determining credit ratings issued or maintained by the firm, including qualitative and quantitative models. This prohibition shall at all times be interpreted in such a manner as to comply with the terms of the Order.

As a result of the prohibition, the Subject Person generally may not (1) hold a role, as a credit analyst or otherwise, which is responsible for determining any credit rating, (2) assist in the review of any specific transaction or issuer for which the firm has been retained to provide a credit rating, (3) participate or vote at any committee meeting held to determine a credit rating (including but not limited to the Ratings Review and Policy Committee), (4) suggest to any member of the Analytical team an expectation about any particular credit rating level or (5) suggest to any member of the Analytical team an expectation about any particular analytical approach (collectively, the "Credit Rating Prohibitions"). The Credit Rating Prohibitions apply to all final ratings and surveillance ratings produced by the firm in its capacity as a NRSRO.

Notwithstanding the foregoing Credit Rating Prohibitions, the Subject Person may communicate with senior management of the Analytical team about general economic, political, current events or similar conditions and issues, provided such communication is not in relation to a specific credit rating or series of credit ratings to be issued by the firm. In addition, the Subject Person may participate in discussions about general staffing levels for, and overall structure of, the Analytical team, provided such discussions do not relate to any specific credit rating or series of credit ratings to be issued by the firm.

As a result of the prohibition, the Subject Person generally may not (1) draft, review or comment upon proposed credit rating methodologies (whether an existing or a new methodology), (2) participate or vote at any committee meeting held to review or approve a credit rating methodology (including but not limited to the Ratings Review and Policy Committee) or (3) vote at any meeting of the board of directors in relation to approving a credit rating methodology (collectively, the "Methodology Prohibitions"). The Methodology Prohibitions apply to all credit rating methodologies produced by the firm in its capacity as an NRSRO.

Notwithstanding the foregoing Methodology Prohibitions, the Subject Person may from time to time, and to the same extent as other members of general management, suggest to senior management of the Analytical team potential new credit rating methodologies to consider developing, so long as the Subject Person has no involvement in the decision to pursue such suggestion or other direct input into any such methodology. The Subject Person may attend discussions of the board of directors in relation to any credit rating methodology, so long as the Subject Person does not in any way influence the methodology or vote in his capacity as a director or indicate the manner in which any other director should vote in relation thereto.

As a result of the prohibition, the Subject Person generally may not (1) develop, structure, revise, modify or calibrate any credit rating model, (2) review or comment upon proposed updates or changes to credit rating models (whether an existing or a new model), (3) participate or vote at any committee meeting held to review or approve a credit rating model (including but not limited to the Ratings Review and Policy Committee) or (4) vote at any meeting of the board of directors in relation to approving a credit rating model (collectively, the "Model Prohibitions"). The Model Prohibitions apply to all credit rating models used by the firm in its capacity as an NRSRO.

Notwithstanding the foregoing Model Prohibitions, the Subject Person may attend discussions of the board of directors in relation to any credit rating model, so long as the Subject Person does not in any way influence the model or vote in his capacity as a director or indicate the manner in which any other director should vote in relation thereto.

Subject to the foregoing prohibitions, the Subject Person may serve in a general management role overseeing the Analytical team and may serve as a member of the firm's board of directors in overseeing the overall activities of the firm.

The foregoing prohibitions are meant to provide general guidance on permissible activities for the Subject Person. Subject to the particular facts and circumstances of any situation, and subject always to compliance with the terms of the Order, the Designated Compliance Officer may from time to time grant limited exceptions to the foregoing prohibitions.

The DCO periodically reports to EJR's Board of Directors on compliance with the prohibitions discussed in the Roles and Responsibilities Limitations: Supplemental Policies and Procedures. Standards pertaining to training, monitoring, reporting and escalation for the prohibitions discussed in the Roles and Responsibilities Limitations: Supplemental Policies and Procedures are maintained in the Compliance Operating Guide section 10.

TRAVEL, GIFTS & ENTERTAINMENT POLICY

This policy applies to all Egan-Jones Ratings Company (the "Company") offices and its employees (which term is used in this policy to include full-time and part-time employees, contractors, interns and others working on behalf of the Company). The expense policy guidelines are effective for all employees and defines the policy and procedures pertaining to travel and gifts. It has been designed to provide guidance to employees and managers on the effective management of related costs. It is intended to describe the types of business expenditures that are reimbursable. It is the primary responsibility of each business unit to ensure that their employees are in compliance with this policy. It is the policy of the Company to reimburse employees for reasonable and approved expenses incurred in the conduct of Company business. All employees are expected to comply with this policy. Failure to do so, or misrepresentation of expenses, may result in disciplinary action, including denial of non-compliant charges and termination. This policy sets forth general guidelines meant to address typical situations. Exceptions to the guidelines may be granted by a manager depending on the circumstances, however, if possible, any such exceptions should be granted prior to incurring any extraordinary charges.

TRAVEL POLICY

I. PRE-APPROVAL OF TRAVEL Prior to incurring any travel expenses in the aggregate in excess of $100, all employees should receive pre-approval from their manager. A form for pre-approval of expenses is included as Annex A. The preapproval review should include review of the purpose for the travel and appropriateness of the anticipated expenses. To the extent practicable, any anticipated expenses in excess of designated limits should be pre-approved before such expenses are incurred.

II. TRAVEL Travel is generally permissible to visit clients or prospective clients and to attend business-related conferences. In general, any out-of-town travel to visit clients is only permissible if multiple client visits for the same destination have been pre-arranged. As part of any pre-approval of travel, employees should include a list of all clients scheduled to be visited and/or the rationale for attending the conference. Travel may also be necessary for regulatory reasons (e.g., visits to Washington, DC) or to visit key vendors or other business partners. Travel should generally be limited to an as-necessary basis.

A. PLANE TRAVEL Air travel is appropriate for any destinations further than a three hour drive or train ride. For the avoidance of doubt, in general, air travel is not appropriate for travel between destinations in the U.S. northeast (locations between Washington, DC and Boston). Any air travel within the same continent should be booked in economy or coach class (or the equivalent) or the lowest cost class available; for example, this would apply for travel between the U.S. and Canada or between destinations in the U.S. Travel within the same continent may be booked on any major carrier and on a non-stop flight if available. 2 Air travel between the U.S. (or any continent) and any other continent (e.g., Europe, Asia, Africa) may be booked on any major carrier and may be booked in business (or the equivalent) class (but not first class or its equivalent). The Company will not reimburse fees for extra leg room or similar special seating, charges for travel and luggage insurance or baggage fees for more than one bag (unless an extra bag is needed to transport brochures, banners or similar Company items).

B. TRAIN TRAVEL Trains should generally be utilized for travel less than three hours and between all U.S. northeast locations (locations between Washington, DC and Boston). Train travel should be booked in the lowest priced available class. Amtrak Acela train service may be booked for travel within the U.S.

C. RENTAL CAR/TAXI/UBER TRAVEL Reasonable taxi (or Uber/Lyft/other) and ground transportation costs will be reimbursed for necessary travel. If a trip will require driving over an hour, the Company will reimburse fees for a rental car. Any rental car should be an intermediate/midsize class or smaller. The Company will reimburse reasonable tolls, parking costs and gas costs for any rental car or personal car used for Company travel. Fines for parking, traffic violations or towing charges will not be reimbursed.

D. HOTEL Reimbursement for overnight lodging is appropriate when there's a legitimate business purpose. Hotel lodging will be reimbursed up to USD$300/night in major metropolitan areas and up to USD$250/night for regional areas; provided, however, employees will be reimbursed for the full conference rate if the employee is staying at a designated hotel for a specific conference. Depending upon the need to be in a specific location and room availability, lodging may be reimbursed at a higher rate with pre-approval. Noshow charges incurred by failing to cancel unused hotel reservations will not be reimbursed.

E. MEALS The Company will reimburse meals for an employee for business travel at up to USD$25 for breakfast and lunch and up to USD$40 for dinner, including tax and tip. If a hotel or conference makes meals available for free, then the Company will not reimburse costs for such meals.

F. OTHER EXPENSES The Company will reimburse reasonable cellular phone charges related to international travel. Normal cellular phone charges unrelated to international travel are not reimbursable. General travel expenses incurred during travel which are not required to be incurred by the Company are not reimbursable; examples of such non-reimbursable expenses include fees or costs related to minibar/refreshments, shoe shine, haircuts or styling, laundry and dry-cleaning, in-room movies or entertainment, spa or health club charges, car washes and sightseeing. Costs for travel of spouses, relatives or other third parties is not reimbursable by the Company. 3

III. REIMBURSEMENT PROCEDURES An employee must complete an expense reimbursement form (to be obtained from Accounting) and provide an original receipt (including an e-mail version or photocopy) for all expenditures in excess of USD$50. A copy of a credit card statement is generally insufficient if an original receipt was able to be obtained. Any amounts incurred in a currency other than U.S. dollars should be converted to U.S. dollars at the approximate prevailing rate when such expenses were incurred. The Accounting Department shall have final authority to fix any exchange rate. All reimbursement claims should be submitted within two weeks of the incursion of such fees, or within five business days of return from any travel in excess of two weeks. The expense report should be submitted to accountspayable@egan-jones.com. Following receipt of a report, the report will be routed to the employee's immediate supervisor or the next higher manager for approval. No employee is authorized to approve their own, a peer's, or a superior's travel expense report (provided expenses incurred by the CEO shall be submitted to and approved by Operations). Each employee expense report should be reviewed to ensure proper business purpose, correct totals and sufficiency of supporting documentation and receipts. Receipt of manager approval is a prerequisite to reimbursement of any costs.

GIFTS & ENTERTAINMENT POLICY

In order to strengthen relationships and better serve clients' needs, the Company recognizes that it may be beneficial to engage with clients and third parties outside of the office. To ensure that gifts or entertainment provided are appropriate and non-lavish, employees must strictly adhere to this policy. In all cases, it is important that the exchanging of gifts and offers of entertainment not improperly influence, nor given the impression of improper influence of, any business decision. If there are any questions as to the appropriateness of any gift or entertainment, please speak with Compliance.

A. RECEIPT OF GIFTS/ENTERTAINMENT As a Nationally Recognized Statistical Rating Organization, the Company is subject to Rule 17g-5(c)(7) which prohibits the Company from "issu[ing] or maintain[ing] a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25." Accordingly, no personnel of the Company should accept any gifts other than tokens or items of nominal value given in the ordinary course of business (such an inexpensive holiday gift). Any such gifts received from any one person or related group of persons should be occasional and infrequent. In no cases may an employee accept cash from any current, prospective or former client or vendor. Any gifts of excessive value or which may otherwise be considered inappropriate should be returned.

Nonetheless, if you are offered a gift or entertainment in the course of your work which you believe may create an appearance or impression of an improper influence, you must not accept such a gift. In all cases, 4 any decisions made on behalf of the Company must be based only upon legitimate business considerations and not be influenced by any gift.

B. GIVING OF GIFTS/ENTERTAINMENT It is permissible to provide clients, prospective clients or vendors with inexpensive gifts of nominal value (generally less than $25) on an occasional and infrequent basis, such as a small holiday gift. Cash may not be given as a gift. Any gifts should be pre-approved by an employee's manager before they are offered. In no cases may any gift be given if such gift could appear to create a conflict of interest.

In addition, it is permissible for sales and marketing staff or senior management to attend and pay for (1) a business meal or drinks or (2) a local sporting event or other activity with, a client, prospective client or vendor provided the cost is moderate and such activity is only occasional. Such meals or events must be pre-approved by an employee's manager.

Notwithstanding the foregoing, in no cases may an employee provide a git of any kind, or provide entertainment, to Government officials, employees or representatives of Governments, Government agencies, public international organizations, Government-owned enterprises or public pension funds, Congressional staffers or any other person associated or affiliated with an international, national, state or local Government. As used herein, "Government" refers to any federal, state or local government body and any political subdivision thereof, any agency or instrumentality thereof, any corporate instrumentality thereof or any similar body.

Compliance Policy and Procedure- Conflict of Interest Training

EJR's Compliance Department provides ongoing training to Associated Persons regarding various aspects of the firm's internal controls intended to help ensure compliance with regulatory expectations. Conflict of interest training is a critical aspect of the firm's overall training program. In addition, the Compliance Department monitors and enforces compliance with the procedure in accordance with standards set out in the Compliance Operating Guide.

EJR Attestation Standards

Background and context- EJR requires periodic attestations pertaining to certain:

- Policies and procedures;
- RRC activities; and
- Annual questionnaires

Policies and Procedures

Policy and procedure attestation language- EJR's policy/procedure attestation language is as follows:

Instructions: "Please review the 'NAME OF DOCUMENT' and confirm that you have read, understood, and will comply with all of the provisions of the document. If you have questions or concerns regarding the document, please contact the Designated Compliance Officer for clarification before proceeding further with this attestation." Attestation: "I confirm that I have read, fully understand, and will comply with all relevant provisions of the 'NAME OF DOCUMENT.'"

EJR systems standards- Systems deployed for policy/procedure attestations shall function as follows:

Name: The "Name" field in the attestation form shall be programmed to pre-populate the name of the person logged into EJR's system and will not allow for freeform data entry.

Date: The "Date attested" field shall be prepopulated with the current date and will not allow for a selectable date field.

RRC Meetings

RRC attestations- The attestations contained in the corresponding attestation grid apply to credit ratings that are determined in accordance with EJR's credit rating analysis. This excludes certain types of withdrawals, such as withdrawals for business reasons. Note that, in an effort to streamline compliance activities, annual RRC attestations are to be consolidated into annual Compliance Response Sheet questions.

Instructions: [Above the conflicts section] "Prior to voting in an RRC, voting analysts are required to review each of the types of conflicts of interest and prohibited activities discussed below and confirm that no such conflicts of interest are presented / no such prohibited activities have taken place with respect to the activities of the applicable RRC. If you have any questions regarding any of these potential conflicts of interest, please contact the Designated Compliance Officer for clarification before proceeding."

Attestation: [Below the conflicts section] "I confirm that I have reviewed each of the types of conflicts of interest and prohibited activities discussed herein and I attest that I do not have, nor am I aware of, any actual or potential conflict of interest, nor am I aware of any such prohibited activities taking place, with respect to this RRC."

Compliance Response Sheets

Compliance Response Sheet Questionnaires- EJR's Compliance Department administers the annual Compliance Response Sheet for all EJR staff annually. Certain sections (as specified in the corresponding attestation grid) are applicable to all EJR staff; certain other sections apply to individuals according to their organizational role. Additional detail to help Compliance staff administer Compliance Response Sheets is provided in the Compliance Operating Guide.

Compensation and Promotion Policy

Background and general information- EJR's compensation and promotion standards align with applicable SEC rules and federal securities laws. The Compliance Department's reporting line to the Board helps foster the independence of his/her judgement. Salaries are determined mainly based on years of experience, employment and educational background, skill sets, market rates, location, counteroffer, the firm's needs, etc. Employee promotions are generally based on the individual's performance, skill sets, the firm's needs, and managerial feedback. Management may consult with the Board of Directors as needed.

Analytical staff- Compensation for Analytical staff shall not be based on the firm's financial performance. Management evaluates employee self-reviews and supervisor evaluations when determining salary increases, bonus payments and promotions. Supervisor evaluations will take into account analytical quality, team leadership and thought leadership, including research activities. Supervisor evaluations will not take into account whether EJR was hired to rate a debt instrument or corporation.

Commercial staff- Compensation for Commercial staff will typically be based on a combination of business and financial result achieved by both the individual and the firm. Management evaluates employee self-reviews and supervisor evaluations when determining salary increases, bonus payments and promotions.

Compliance staff- Compensation for Compliance staff shall not be based on the firm's financial performance. Executive management will solicit Board feedback when determining the DCO's salary increases, bonus payments and promotions. For other Compliance staff, the DCO will conduct a performance evaluation and will review employee self-reviews.

Other non-Analytical support staff- Compensation for Other non-Analytical support staff will typically be based on employee performance. Management evaluates employee self-reviews and supervisor evaluations when determining salary increases, bonus payments and promotions.

While the Compliance Department provides advisory support with respect to compensation and promotion policies, it does not become directly involved in compensation decisions (except for those relating directly to Compliance staff members).

Books and Records, Retention Notification & Disclosure (17g-2)

The Firm has a requirement pursuant to Rule 17g-2 and other applicable rules to create and / or maintain certain Firm books and records. EJR maintains standards for creating and/or retaining records which may discuss and memorialize (among various other things discussed immediately below) conflicts of interest identified in compliance reports, audit reports, complaint logs, and exception logs. The maintenance of these reports and logs is the responsibility of the firm's Compliance Department. Further detail is provided in the Compliance Operating Guide.

Retention requirements are mentioned throughout this manual but are summarized below. The Compliance Department is responsible for overseeing the overall maintenance of Firm records, for coordination with different departments on their record retention responsibilities, and for sending records to regulatory bodies upon proper request. EJR has set up a control system for monitoring the retention of these records pursuant to its record retention policy.

Description of Record to Be Maintained	Manner of Retention	# Years
Original Entries for General Ledger	Electronic	Three
Records of Current Credit Ratings (All Issuers)	Electronic	Three
Identity of Credit Analyst(s) Participating in Rating	Electronic	Three
Identity of Person Who Approved Rating before Issue	Electronic	Three
If Quant Model Used, Backup for Material Difference Between Implied Model Rating and Final Rating	Electronic	Three
If Rating was Solicited From Issuer, Investment Bank, Subscriber, or Unsolicited	Electronic	Three
If Solicited - Name & Address of Person or Entity Who Paid for Issuance or Maintenance of Credit Rating	Electronic	Three
If Solicited - Credit Rating Determined or Maintained for Person or Entity Who Paid for Issuance or Maintenance of Credit Rating	Electronic	Three
For Subscribers to EJR Services, Identity and Address of the	Electronic	Three

	Subscriber		
	List of General Types of Services and Products Offered	Electronic or Paper	Three
	Documentation of Established Procedures and Methodologies Used to Determine Credit Ratings	Electronic	Three
	For Structured, Money Market or Asset-Backed Ratings, List of Assets Contained in Asset Pool, Underlying Credit Rating of Assets in Pool & Manner In Which Rating Was Determined for Rated and Unrated Assets	Electronic	Three
	Record of All Ratings, All Historical Changes In Ratings (Including Dates), and CUSIP or CIK	Electronic	Three
	Policies and Procedures required to Establish, Maintain, and Enforce Look-Back Reviews Pursuant to Section 15E(h)(4)(A) of the Act	Electronic	Three
	Bank Statements, Invoices, Trial Balances, Cleared Checks, Bills, and Other Significant Business Records Underlying Information in Financial Reports	Paper or Electronic	Three
	Internal Records, Including Nonpublic Information and Work Papers, Used to Form the Basis of a Credit Rating	Paper or Electronic	Three

	Credit Analysis Reports, Credit Assessment Reports, Private Credit Rating Reports, Internal Records (Including Nonpublic Information and Work Papers) Used to Form the Basis for Report Opinions	Paper or Electronic	Three
	Compliance Reports & Compliance Exception Reports	Paper or Electronic	Three
	Internal Audit Plans, Audit Reports, Related Documents, and Follow-Up Measures Necessary to Perform a Credit Rating Agency Audit	Paper or Electronic	Three
	Marketing Materials Published or Otherwise Made Available to Persons Not Associated with Firm (including approvals)	Paper or Electronic	Three
External and Internal Communications, Including Electronic Communications, Received and Sent Related to Initiating, Determining, Maintaining, Monitoring, Changing, or Withdrawing a Credit Rating		Electronic	Three
	Written Communication Containing Complaints on Credit Analysts, Ratings & Products	Paper or Electronic	Three
	Internal documents that contain information, analysis, or statistics that were used to develop a procedure or methodology to treat the credit ratings of	Paper or Electronic	Three years after record updated / replaced

	another nationally recognized statistical rating organization for the purpose of determining a credit rating for a security or money market instrument issued by an asset pool or part of any asset-backed securities transaction.		
	For each security or money market instrument identified in the record required to be made and retained under paragraph (a)(7) of this section, any document that contains a description of how assets within such pool or as a part of such transaction not rated by the nationally recognized statistical rating organization but rated by another nationally recognized statistical rating organization were treated for the purpose of determining the credit rating of the security or money market instrument.	Paper or Electronic	Three
	Forms NRSRO (including Exhibits and accompanying information and documents) the nationally recognized statistical rating organization filed with or furnished to, as	Paper or Electronic	Three

applicable, the Commission.		
The internal control structure the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document an effective internal control structure governing the implementation of and adherence to policies, procedures, and methodologies for determining credit ratings pursuant to Section 15E(c)(3)(A) of the Act.	Paper or Electronic	Three years after record updated / replaced
The policies and procedures the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document with respect to the procedures and methodologies used to determine credit ratings pursuant to Rule 17g-8(a).	Paper or Electronic	Three years after record updated / replaced
The policies and procedures the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document with respect to credit rating symbols, numbers, or scores, pursuant to Rule 17g-8(b).	Paper or Electronic	Three years after record updated / replaced
The standards of training, experience, and competence for credit analysts the nationally recognized statistical rating organization is required to establish, maintain, enforce, and document pursuant to Rule 17g-9.	Paper or Electronic	Three years after record updated / replaced

The Firm maintains its records mainly in electronic format. Ratings, disclosures, ratings changes, and Form NRSRO are maintained on the website for access by clients.

Private ratings are generally delivered to the clients via email or a format mutually accepted by the client and the Firm. Email acts as the main form of communication within the Firm. Email hosting and archiving is performed and maintained by an appropriate outside electronic storage vendor. Research reports are maintained electronically, in most cases are broadcast via email to customers upon publication, and are posted to the Firm's website. Backup files supporting the activities are maintained on servers in the main office. Paper records are backed up by scanning them so they are captured and retained.

The Firm's email system constitutes Electronic Storage pursuant to SEC Rules 17a-4(f) and 17g-2(b)(7), and requires a notification for provisioning or a written undertaking to be supplied to the SEC. Such notice from the storage provider should state something materially similar to:

The undersigned acknowledges that books and records it has made or is retaining for Egan-Jones Ratings Co. are the exclusive property of Egan-Jones Ratings Co. The undersigned undertakes that upon the request of Egan-Jones Ratings Co, it will promptly provide the books and records to Egan-Jones Ratings Co. or the U.S. Securities and Exchange Commission ("Commission") or its representatives and that upon the request of the Commission it will promptly permit examination by the Commission or its representatives of the records at any time or from time to time during business hours and promptly furnish to the Commission or its representatives a true and complete copy of any or all or any part of such books and records.

The Compliance Department oversees obtaining such provisioning or undertaking representations and maintains copies.

Original Entries for General Ledger - The Accounting personnel is responsible for bookkeeping entries for the financial books and records. Backup for entries into the General Ledger are contained within the QuickBooks (QB, or other compatible software) files. Such QB files are password protected with access restricted to the Accounting personnel.

Treatment of Complaints

EJR has established a procedure so that any complaints received regarding credit ratings opinions, models, methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

For purposes of this requirement, unless they meet one of the definitions above, the following are not in and of themselves considered to be Complaints:
1) general expressions of disagreement with particular Credit Ratings, the outcome of a rating group, or the models and/or methodologies used by EJR in formulating its Credit Ratings;
2) an external request to appeal a Credit Rating;
3) a comment on whether in-use methodologies for determining Credit Ratings should

be updated; or

4) a comment received by EJR as part of the Request for Comment process.

Anyone may report a complaint regarding EJR or tips alleging a violation of legal or regulatory obligations directed to the DCO of EJR, as follows:

- Verbally: DCO or Compliance Department
  Telephone: 646-693-5174

- Verbally (on-the-record or anonymously): 24-hour Independently Operated Helpline
  Telephone: 484-789-6596

- Email: Complaints@egan-jones.com

- By Mail: Egan-Jones Ratings Company
  Attn: Compliance
  61 Haverford Station Rd
  Haverford, PA 19041

- Through the "Contact Us" page of the Egan-Jones website https://www.egan-jones.com/trial?contact=1

Complaints may be made on a confidential or anonymous basis by an employee or user of credit ratings. Complaints will be investigated according to the Company's standard procedures and a written response may be provided in due course, in cases where the identity of the complainant has been provided.

EJR personnel who are the direct recipients of external complaints are required to forward the details of the complaint and the complainant's contact information to the Compliance Department on a timely basis.

All complaints and relevant information, including any written complaints that were submitted by persons outside the NRSRO concerning the performance of an analyst in initiating, determining, maintaining, monitoring, changing, or withdrawing a rating which must be retained under Rule 17g-2(b)(8), will be retained for three years under Rule 17g-2(c). Please see "EJR COMPLAINT PROCEDURES" located on page 9 of the Appendix to the Conflicts and Compliance Manual for detailed information.

Duty to Report Tips Alleging Material Violations of Law- 15E(u)

EJR follows the Rule 15E(u) requirement regarding the duty to report tips alleging material violations of law:

(1) Duty to Report: EJR shall refer to the appropriate law enforcement or regulatory authorities any information that EJR receives from a third party and finds credible that alleges that an issuer of securities rated by EJR has committed or is committing a material violation of law that has not been adjudicated by a Federal or State court.

(2) Rule of Construction: Nothing in paragraph (1) may be construed to require EJR to verify the accuracy of the information described in paragraph (1).

In addition to the overall board responsibilities, the Board is empowered by mandate to oversee the establishment, maintenance and enforcement of the NRSRO's policies and procedures related to the determination of credit ratings and for the addressing, management and disclosure of conflicts of interest, the effectiveness of internal control system with respect to policies and procedures for determining credit ratings and the compensation and promotion policies and practices of the firm.

Conflict-related Compliance Policy Oversight- Board of Directors

In addition to the overall board responsibilities, the Board is empowered by mandate to oversee the establishment, maintenance and enforcement of the NRSRO's policies and procedures related to the determination of credit ratings and for the addressing, management and disclosure of conflicts of interest, the effectiveness of internal control system with respect to policies and procedures for determining credit ratings and the compensation and promotion policies and practices of the firm.

Standard for Shared E-mail Addresses

Background and scope- NRSROs are subject to laws and regulations pertaining to (among other things): (i) safeguarding client confidential information; and (ii) the separation of roles. This policy and procedure seeks to formalize standards governing the creation and maintenance of shared e-mail addresses that are intended to be utilized with or by external parties for either analytical purposes or sales and marketing purposes. This policy is not designed to address e-mail addresses used by external parties for other purposes (e.g., complaints@egan-jones.com) or e-mail addresses designed for internal communications (e.g., employees@egan-jones.com).

Analytical communications- Shared e-mail addresses that are utilized with external parties to facilitate credit rating analysis may include only the following types of roles: Analytical and Operations. For each non-Analytical individual on a shared Analytical e-mail address, EJR's Compliance Department will retain documentation pertaining to their legitimate business need to receive the intended client communications and consideration of any conflicts of interest.

Sales and Marketing communications- Shared e-mail addresses that are utilized with external parties to facilitate sales and marketing objectives may include only the following types of roles: Sales, Marketing and Operations. For each non-Sales and Marketing individual on a shared Sales and Marketing e-mail address, EJR's Compliance Department will retain documentation pertaining to their legitimate business need to receive the intended client communications and consideration of any conflicts of interest.

Audit trail- EJR's IT Department is accountable for retaining an audit trail of each individual added to / dropped from a shared e-mail address that is utilized with external parties.

DCO Exceptions- The DCO is authorized to grant access to other individuals on a case-by-case basis, provided the DCO confirms and documents: (i) that the individual has a legitimate business purpose for obtaining access; and (ii) that Sales/Marketing and Analytical roles will not be on the same shared e-mail address.